Exhibit 99.3

IMPERIAL TOBACCO GROUP PLC

PRELIMINARY RESULTS FOR THE TWELVE MONTHS ENDED 30 SEPTEMBER 2007

HIGHLIGHTS

*	Cigarette volumes	200bn	up	7%	(2006: 187bn	)
*	Net revenue	£3,280m	up	4%	(2006: £3,162m	)
*	Profit from operations	£1,418m	up	8%	(2006: £1,311m	)
*	Adjusted** profit from operations	£1,475m	up	9%	(2006: £1,356m	)
*	Profit before tax	£1,237m	up	6%	(2006: £1,168m	)
*	Basic earnings per share	134.3p	up	10%	(2006: 122.2p	)
*	Adjusted** earnings per share	136.7p	up	12%	(2006: 122.2p	)
*	Full year dividend	69.5p	up	12%	(2006: 62.0p	)

Results are prepared under International Financial Reporting Standards (“IFRS”).

**

Adjusted results are reported, where applicable, before amortisation of acquired trademarks,  restructuring costs, retirement benefits net financing income, certain fair value changes on derivatives and related tax effects.

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“This has been another excellent year for Imperial Tobacco in which we have delivered record financial results, with further growth within our cigarette volumes and market share gains within all our regions.

“Our cigarette volumes, which included a six month contribution from our recent acquisition of Commonwealth Brands in the USA, increased by 7%, with strong performances from our key brands Davidoff, West and JPS, and good growth in a number of regional brands.

“The performance of Commonwealth Brands is particularly pleasing, with an excellent return on investment in the first six months. We anticipate completing our Master Settlement Agreement application in the coming weeks and look forward to building on our initial success with the launch of our own brands and products in the USA.

“We also expect our proposed acquisition of Altadis to be approved by the CNMV, the Spanish regulator, soon. The enlarged group presents considerable opportunities going forward and following completion we will be focused on rapidly realising these through the swift integration of the two businesses.

“Our expanding geographic footprint, international strength in cigarette and world leadership in fine cut tobacco, rolling papers and tubes provides opportunities for future growth in new and existing markets. This is supported by our ongoing commitment to effectively manage our cash, reduce costs and improve efficiencies and ensures that we remain well placed to continue to create significant value for our shareholders.”

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 31 manufacturing sites.

ENQUIRIES

Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241

Simon Evans, Group Press Officer	+44 (0)7967 467 684

John Nelson-Smith, Investor Relations Manager	+44 (0)791 939 1866

Interviews with Gareth Davis, Chief Executive, and Bob Dyrbus, Finance Director, are available in video, audio and text formats at: www.imperial-tobacco.com and www.cantos.com

High-resolution photographs are available to the media free of charge at: www.newscast.co.uk +44 (0)20 7608 1000

Imperial Tobacco’s 2007 Preliminary Results are available at: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

		2007					2006

*	Revenue	£ $	12,344m (25,168m	)	up	6%	£11,676m
*	Net revenue	£ $	3,280 m (6,688m	)	up	4%	£3,162m
*	Profit from operations	£ $	1,418m (2,891m	)	up	8%	£1,311m
*	Adjusted profit from operations	£ $	1,475m (3,007m	)	up	9%	£1,356m
*	Profit before tax	£ $	1,237m (2,522m	)	up	6%	£1,168m

*	Basic earnings per share	134.3p (273.8c		)	up	10%	122.2p
*	Adjusted earnings per share	136.7p (278.7c		)	up	12%	122.2p
*	Diluted earnings per share	133.7p (272.6c		)	up	10%	121.6p

*	Dividend per share proposed***	69.5p (141.7c		)	up	12%	62.0p

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortisation of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges, and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1, adjusted and reported finance costs in note 3, adjusted and reported taxation in note 4, and adjusted and reported earnings per share in note 6. The adjusted measures in this release are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

The exchange rate of US$2.0389 to the £1, the pound sterling noon buying rate on 28 September 2007, the last business day prior to 30 September 2007, has been used to translate this statement prepared under IFRS.

***	If approved by shareholders the dividend will be paid on 15 February 2008 to those shareholders on the register at close of business on 18 January 2008.

CHAIRMAN’S STATEMENT

In this, my first year as Chairman, I am delighted to be reporting another record set of results.

We remain committed to creating value for our shareholders and, as a result of our continued and consistent focus on this strategy, we have delivered another record operational and financial performance.

EARNINGS AND DIVIDENDS

This year has been defined by growth, both acquisition-led and through organic developments in new and existing markets. We have continued our focus on costs and the effective management of the cash we generate. This successful combination has delivered an increase in adjusted earnings per share of 12 per cent to 136.7 pence. Basic earnings per share was 134.3 pence (2006: 122.2 pence).

The Board recommends a final dividend of 48.5 pence per share, bringing the total dividend for the year to 69.5 pence, up 12 per cent on 2006 (2006: 62.0 pence).

A YEAR OF PROGRESS

Successful acquisitions have been a hallmark of Imperial Tobacco over the last decade. Since our listing on the London Stock Exchange, we have invested £6.2 billion in acquisitions, in accordance with our strategic and financial criteria. These have been efficiently and effectively integrated and delivered significant value for our shareholders.

The acquisition of Commonwealth Brands, was completed in April 2007, offering us considerable opportunities to expand into this highly profitable market. In July, we announced a proposed cash offer for Altadis of €50 per share, and are delighted that our shareholders voted overwhelmingly in favour of the proposed acquisition at our EGM in August 2007. We expect the transaction to complete in January 2008.

Our geographic profile includes regions offering important opportunities for long term sustainable growth combined with core market strengths. We are focused on expanding our current geographic profile to deliver further profitable volume growth, with expansion during the year in the Americas, Eastern Europe, Africa and Asia.

We have grown cigarette market shares within every region and this performance is complemented by our world leadership in fine cut tobacco, rolling papers and tubes.

We have continued to focus on cost control throughout every aspect of our business, with further cost savings achieved in our manufacturing base. We have effectively used our cash by investing appropriately in acquisitions, in market developments particularly in our Rest of the World and Rest of Western Europe regions and in our share buyback programme.

CORPORATE GOVERNANCE

Shareholders, customers, suppliers, employees and society in general expect Imperial Tobacco to act responsibly and to high standards at all times. We are committed to maintaining high standards of Corporate Governance. We have in place a set of governance structures and practices designed to ensure that the Group is run responsibly in the best interests of its shareholders.

DEREK BONHAM

We were deeply saddened by the death of Derek Bonham, our former Chairman, in September 2007. Derek worked tirelessly as our Chairman, guiding Imperial Tobacco through its demerger from Hanson, its listing as an independent company and through its subsequent transformation into the world’s fourth largest international tobacco company.

BOARD CHANGES

We regularly review the composition of the Board to ensure it continues to provide the most effective leadership for the Group’s development as well as planned and orderly succession.

Reflecting our ongoing focus on the strategic and profitable development of the business, I was delighted to welcome Alison Cooper as Corporate Development Director in July 2007. To ensure the continued appropriate balance of the Board, Michael Herlihy and Mark Williamson were appointed as Non-Executive Directors, also in July 2007.

We reluctantly accepted the resignation of Frank Rogerson as Corporate Affairs Director in July 2007 for personal and private reasons. David Cresswell, Manufacturing Director, will retire at the end of December 2007. I would like to express my sincere thanks to them both for their outstanding contribution to the success of the Company during their long service.

Colin Day resigned as a Non-Executive Director as a consequence of his overall business commitments in February 2007 and, as previously announced, Vice Chairman Anthony Alexander will retire from the Board at the Annual General Meeting in January 2008.

Finally I thank all our employees for their contribution to these strong results. My ambition is to continue to build on our excellent track record and keep Imperial Tobacco performing successfully. We have the people, the brands and the drive to succeed.

Iain Napier

Chairman

CHIEF EXECUTIVE’S STRATEGIC REVIEW

A STRATEGY FOR GROWTH

It has been another record year for Imperial Tobacco with further growth in cigarette volumes, cigarette market share gains within all regions and excellent performances from our key brands.

PERFORMANCE OVERVIEW

Our cigarette volumes were up by 7 per cent with key growth areas including Central and Eastern Europe, Germany and Asia together with six months contribution from the Commonwealth Brands business.

Cigarette market shares increased in our core markets of the UK and Germany as well as in Western Europe, Central and Eastern Europe, Asia, Africa and the Middle East.

Our successful brand strategy has ensured continued positive developments for our key brands Davidoff, West and JPS, growing volumes by 5 per cent, 9 per cent and 18 per cent respectively. Since our acquisition of the Davidoff cigarette trademark in September 2006, we have launched Davidoff in several new markets and introduced a number of successful brand variants, all contributing to our volume and market share gains.

As well as developments in our existing markets, the acquisition of Commonwealth Brands has given us a firm foothold in the profitable US market. We are extremely pleased with its early performance, with returns on investment in the first six months exceeding our weighted average cost of capital. Our Master Settlement Agreement application is progressing and we expect to complete our application in a few weeks following constructive dialogue with the National Association of Attorneys General. We have finalised our plans for the development of our own brands and are in a position to begin their rollout once we have completed all aspects of becoming a Participating Manufacturer in the Master Settlement Agreement.

In our manufacturing operations, our productivity increased by 7 per cent demonstrating the excellent progress we continue to make with our ongoing business efficiency and simplification strategies.

ALTADIS

In regard to our proposed acquisition of Altadis, we received European Commission clearance in October 2007, subject to the enlarged Group divesting a small number of fine cut and pipe tobacco and cigar brands in certain European markets. As previously highlighted this will not materially affect the operational and financial performance of the enlarged Group. We expect approval of our offer by the CNMV, the Spanish regulator soon and expect to complete the deal in January 2008. The rights issue, which is part financing the acquisition, will occur before 18 July 2008.

REGULATION

We have a long history of co-operation with authorities in the markets in which we operate and we remain committed to working constructively with governments and regulatory bodies worldwide. We believe that sound, reasonable and practicable regulation, developed in consultation with the tobacco industry, is the most effective approach.

OUR COMMITMENT TO CORPORATE RESPONSIBILITY

In recent years, we have built a strong framework in which we manage our Corporate Responsibility activities, ensuring that we live up to the high standards we set for ourselves and the high expectations our stakeholders have of us. Our success to date has been reflected in several performance improvements which will be reported in detail in our Corporate Responsibility Review published in December.

OUTLOOK

Looking ahead, we are focused on long term sustainable growth across the business and remain committed to our strategy of growing our operations organically and through acquisitions. We have a growing geographic base on which we seek to build our position with our broad product and brand portfolio.

Our focus on cost and efficiency continues, as well as ensuring the most effective use of our free cash flow through value creating acquisitions such as Commonwealth Brands and the proposed acquisition of Altadis, coupled with the ongoing investment in our existing business.

I believe that the proposed acquisition of Altadis will be a great strategic fit that will strengthen our position as the world’s fourth largest international tobacco company, with revenue benefits and substantial cost savings arising from the enlarged Group.

In conclusion, we are well placed to continue to deliver sustainable shareholder value.

Gareth Davis

Chief Executive

FINANCIAL REVIEW

FINANCIAL STRENGTH

In 2007 we delivered another record financial performance.

Revenue was £12,344 million compared to £11,676 million in 2006. Excluding duty and similar items, net revenue was £3,280 million (2006: £3,162 million).

Adjusted profit from operations was up 9 per cent to £1,475 million and Group adjusted operating margin rose to 45.0 per cent (2006: 42.9 per cent). Reported profit from operations grew 8 per cent to £1,418 million (2006: £1,311 million).

Good organic growth throughout the business with volume increases and pricing improvements have offset the cessation of Singles in Germany. Our overall results benefited from six months contribution from Commonwealth Brands, following its acquisition in April.

TRADE MARK AMORTISATION, RESTRUCTURING COSTS AND DERIVATIVE FINANCIAL INSTRUMENTS

Reported profit from operations in 2007 included trademark amortisation costs of £23 million, principally related to trademarks acquired under the Commonwealth Brands acquisition, and £34 million fair value losses on derivative financial instruments on commercially effective hedges.

The 2006 restructuring costs of £45 million relate to the closures of our Lahr and Liverpool factories. There were no restructuring costs in 2007.

NET FINANCE COSTS

Adjusted net finance costs increased to £237 million (2006: £188 million). This increase was due to higher average adjusted net debt of £4.3 billion (2006: £3.5 billion) and a marginally higher average all in cost of debt of 5.5 per cent (2006: 5.4 per cent) reflecting higher euro interest rates on our floating rate debt. Adjusted interest cover was 6.2 times (2006: 7.2 times). Reported net finance costs of £181 million (2006: £143 million) included retirement benefit net finance income of £54 million (2006: £46 million) and fair value gains on interest rate derivatives of £2 million (2006: loss of £1 million).

PROFIT BEFORE TAX

Adjusted profit before tax was £1,238 million, up 6 per cent on 2006. Reported profit before tax increased to £1,237 million (2006: £1,168 million).

TAXATION

The adjusted tax charge for the year was £310 million (2006: £310 million), representing an adjusted effective tax rate of 25.0 per cent (2006: 26.5 per cent). The reported tax charge was £325 million (2006: £310 million).

EARNINGS AND DIVIDENDS

Adjusted earnings per share increased by 12 per cent to 136.7 pence (2006: 122.2 pence) and basic earnings per share increased by 10 per cent to 134.3 pence (2006: 122.2 pence). We have proposed a final dividend of 48.5 pence such that the total dividend for the year is 69.5 pence, an increase of 12 per cent. Following approval by shareholders, this dividend will be paid on 15 February 2008 to those shareholders on the register at close of business on 16 January 2008. Our policy remains to grow dividends broadly in line with adjusted earnings per share, with a payout ratio of around 50 per cent.

NET DEBT AND CASH

At 30 September 2007, our reported net debt had increased to £4.9 billion (2006: £3.9 billion). Eliminating the fair value of interest rate derivatives and accrued interest of £0.1 billion (2006: £0.1 billion), our adjusted net debt was £4.8 billion (2006: £3.8 billion). The increase in adjusted net debt was primarily due to the acquisition of Commonwealth Brands in April 2007.

During the year to 30 September 2007, we spent a further £105 million, including transaction costs, acquiring 5.7 million of our shares at an average market price of £18.31 per share. Prior to the suspension of our share buyback programme, at the time of our announcement of the Commonwealth Brands acquisition, we had spent a cumulative £862 million, including transaction costs, buying back 51.7 million shares representing 7.1 per cent of issued share capital.

Our cash conversion for year ended September 2007 was 81 per cent (2006: 98 per cent). This is lower than our targeted rate of around 100 per cent due to a higher level of net capital expenditure, as well as a short term increase in working capital of £194 million as a result of stock building in certain Central European markets in advance of duty increases due in January 2008.

ACQUISITIONS

The acquisition of Commonwealth Brands was completed on 2 April 2007. In January 2007, we also acquired a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia.

FINANCING OF THE PROPOSED ACQUISITION OF ALTADIS

The proposed acquisition of Altadis will be financed through new bank debt facilities and a rights issue.

At the time of launching our proposed offer in July, new bank facilities of £9.2 billion were put in place ready to refinance certain existing Imperial and Altadis bank facilities, as well as to provide the debt portion of the acquisition funding.

As the proceeds of the rights issue will not be available on completion of the deal and in order to satisfy the requirements for bank guarantees (avales) issued in respect of the total consideration payable, an equity bridge facility of £5.4 billion was put in place to cover the funding requirements until the rights issue process is complete.

The rights issue will occur before 18 July 2008 and will be sized to ensure that we issue the minimum amount of equity needed to maintain an investment grade credit rating, to which we are committed.

Robert Dyrbus

Finance Director

REGIONAL PERFORMANCE ANALYSIS

	Net revenue 2007	Net revenue 2006	Adjusted profit from operations 2007	Adjusted profit from operations 2006
	£m	£m	£m	£m

UK	876	835	564	506
Germany	524	575	238	270
Rest of Western Europe	635	637	326	324
US	117	14	52	4
Rest of the World	1,128	1,101	295	252
Total	3,280	3,162	1,475	1,356

	Cigarette volumes 2007	Cigarette volumes 2006	Fine cut tobacco volumes 2007	Fine cut tobacco volumes 2006
	bn	bn	tonnes	tonnes

UK	22.9	23.4	2,200	2,100
Germany	20.4	19.9	4,700	6,300
Rest of Western Europe	19.6	20.1	14,900	15,100
US	7.1	—	100	—
Rest of the World	130.3	123.5	2,550	2,000
Total	200.3	186.9	24,450	25,500

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006 have been restated accordingly. Similarly the 2006 results of our US business have been reclassified from ‘Rest of the World’ to ‘US’ as the US segment has been introduced following the acquisition of Commonwealth Brands.

UNITED KINGDOM

We continued to build on our market leading position in the UK and have delivered excellent financial results.

MARKET DYNAMICS

We estimate that the total UK cigarette market was down 2 per cent to 47.9 billion, with strong growth in the value and economy sector continuing, now accounting for over 44 per cent of the total market. Following a buoyant first half, the cigarette market declined in the second half following the introduction of bans on smoking in public places and the poor weather. The fine cut tobacco market grew by 8 per cent to 3,500 tonnes (2006: 3,250 tonnes), with downtrading into and within the segment.

A ban on smoking in public places was introduced in England on 1 July 2007, following similar bans in Wales and Northern Ireland, earlier in the year. As anticipated, and in line with our experiences in other markets with similar legislation, these have resulted in an initial decline in cigarette market volumes.

Once the initial impact of public smoking bans has dissipated, we expect annual cigarette market declines of 3 to 4 per cent in line with the long term trend.

On 1 October 2007, the minimum age for the sale of tobacco products by retailers in England, Scotland and Wales was increased from 16 to 18.

OUR PERFORMANCE

In the UK, net revenue grew by 5 per cent, to £876 million, with adjusted profit from operations up by 11 per cent to £564 million. This strong financial performance reflects growth in our cigarette market share, cost savings and pricing improvements.

Our cigarette market share climbed to 46.4 per cent (2006: 45.5 per cent). The UK’s best selling cigarette brand, Lambert & Butler, was up to 16.6 per cent (2006: 16.2 per cent) and the UK’s number two brand, Richmond, was up at 15.7 per cent (2006: 15.5 per cent). Following the introduction of Windsor Blue last year, the brand continued to grow strongly in the economy sector capturing 2.6 per cent share of the total market.

In fine cut tobacco, our market share dipped to 63.6 per cent (2006: 65.3 per cent) but Golden Virginia continues to lead the market. We launched Gold Leaf in June 2007 in the value segment, and had grown to 1.6 per cent market share in September 2007. We are the UK market leader in rolling papers and, in August, we launched a new variant Rizla Smooth with positive results to date.

OUTLOOK

The UK is an important profit centre for the Group. With our broad product and brand portfolio and the initiatives we have taken in the economy cigarette and value fine cut tobacco sectors, we believe we are well placed to continue to build on our market leading position.

GERMANY

Our cigarette share grew in Germany, with JPS continuing its strong upward trend.

MARKET DYNAMICS

The German market continued to be impacted by the cessation of the make your own Singles product, following the change in taxation status of the product in April 2006.

This, combined with successive tobacco tax increases, has increased both legal and illegal cross-border flows into Germany.

We estimate that the overall tobacco market in 2007 was down 6 per cent to 127 billion cigarette equivalents (2006: 135 billion). The cigarette market fell slightly to 91 billion cigarettes (2006: 92 billion), with downtrading continuing, resulting in strong growth in the low price branded cigarette segment, now 19.1 per cent of the cigarette market compared to 11.4 per cent a year ago.

Other tobacco products were down 16 per cent to 36 billion cigarette equivalents (2006: 43 billion). In 2006, Singles accounted for 20 billion cigarette equivalents of the total other tobacco products sector. In line with our view at our interim results in May, we estimate that approximately 20 per cent of former Singles consumers have moved into duty paid cigarettes, 55 per cent into other tobacco products and 25 per cent into both legal and illegal cross-border flows.

The Federal Government’s ban on smoking in all federal government buildings, whilst allowing for the provision of separate smoking areas as well as a total ban on public transport, came into effect on 1 September 2007. Legislation for hospitality venues such as cafes, bars and restaurants and regional state government buildings continues to be debated at the Regional State level, with the implementation of further restrictions planned in the coming months.

OUR PERFORMANCE

In Germany, net revenue fell to £524 million, with adjusted profit from operations down to £238 million. Our results benefited from continued growth in our cigarette market share and cost efficiencies, but were adversely affected by the cessation of the profitable Singles product and the decline in the total duty paid tobacco market.

Our cigarette market share grew to 21.3 per cent (2006: 20.7 per cent), with an excellent performance from JPS which increased its market share to 6.4 per cent (2006: 3.8 per cent). Along with other mid priced brands, West, the second largest cigarette brand in Germany, continued to be impacted by downtrading with its market share down to 7.2 per cent (2006: 8.2 per cent). Davidoff, in the premium sector, remained broadly stable at 1.0 per cent of the total cigarette market (2006: 1.1 per cent).

Our market share of other tobacco products was down to 19.1 per cent (2006: 21.8 per cent) impacted by the migration of former Singles consumers, and increased competition in this sector. Our make your own West and JPS Single Tobacco products and newly launched Route 66 make your own tobacco performed well and have captured a significant share of this growing segment.

OUTLOOK

We are focused on continuing the positive developments in our cigarette market share. We believe we are well positioned to benefit from the downtrading environment, given our strength in value cigarettes and our broad product portfolio.

REST OF WESTERN EUROPE

Our cigarette share grew in a number of markets in our Rest of Western Europe region, reflecting growth in Davidoff, West and JPS.

REGIONAL DYNAMICS

We estimate that the regional cigarette market was stable at 320 billion cigarettes with the annual regional fine cut tobacco market up to 31,200 tonnes. The pricing environment is improving with increases in a number of markets, including Spain, the Netherlands and France.

The introduction of bans on smoking in public places continues to be debated at both the EU and Member State level, including further restrictions introduced in France on 1 February 2007. Pictorial health warnings appeared on cigarette packs in Belgium in early 2007.

OUR PERFORMANCE

Net revenue was down slightly to £635 million, with adjusted profit from operations up slightly to £326 million. We have grown our cigarette shares and benefited from pricing improvements, but results were impacted by lower travel retail sales and euro exchange rates.

CIGARETTE PERFORMANCE

Our cigarette market share was up to 10.6 per cent in the Netherlands with an excellent performance from JPS. Route 66 and newly launched JPS grew our market share in Belgium to 10.6 per cent. JPS delivered another good performance in France, where market share was up to 4.0 per cent. In Ireland, our market share improvement to 26.4 per cent was driven by John Player Blue. In Greece, Davidoff and West continued to grow strongly with our total market share continuing its upward trend to 9.7 per cent. In Spain our market share was impacted by lower travel retail sales and was down to 5.9 per cent, while in Portugal our market share climbed to 4.1 per cent, again with strong growth from JPS.

FINE CUT TOBACCO PERFORMANCE

In fine cut tobacco the market remains extremely competitive, although the portfolio extension and repositioning initiatives we have undertaken have started to deliver some market share improvements. Newly launched Bastos has grown our market share in Belgium to 10.9 per cent, while in the Netherlands, the largest fine cut tobacco market in the region, our overall market share was stable at 51.1 per cent with Zilver and Evergreen performing well. Despite growth in JPS, our market share was down in France to 26.7 per cent, due to increased competition from cigarette branded fine cut tobacco launches. In Italy, Peter Stuyvesant make your own was launched in April and has been successful, capturing 2.9 per cent of the fine cut tobacco market by September.

OUTLOOK

The strength of our broad portfolio continues to offer us a number of growth opportunities. We are focused on further developing the positive momentum behind our growing cigarette shares. Although we expect the fine cut tobacco market will continue to be challenging, we will focus on ensuring the success of the initiatives we have taken with our fine cut tobacco portfolio.

UNITED STATES

The acquisition of Commonwealth Brands in April 2007 has significantly increased our presence in this profitable market.

MARKET DYNAMICS

The US is the world’s second largest cigarette market by volume after China, accounting for a significant percentage of the tobacco industry global profits. In 2007, we estimate that the overall cigarette market declined by 3 per cent to 367 billion cigarettes (2006: 379 billion), with the discount sector accounting for around 27 per cent of the total cigarette market.

The other tobacco products sector is dominated by smokeless tobacco products which account for approximately 60 per cent of the market. Cigars and cigarillos account for 30 per cent, with fine cut tobacco and pipe tobacco the remaining 10 per cent. We estimate that the fine cut tobacco market grew 10 per cent to 10,000 tonnes (2006: 9,100 tonnes).

Legislation proposing an increase in federal excise tax on tobacco has been unsuccessful, but debate on this issue continues. A bill that would give the Food & Drug Administration authority to regulate tobacco products is also being debated. In recent times, we have seen considerable improvements in the litigation environment, reflecting the fact that the great majority of individual and class action claims have been decided in favour of the tobacco industry.

OUR PERFORMANCE

Including six months contribution for Commonwealth Brands which was acquired on 2 April 2007, net revenue for the year was £117 million (2006: £14 million), with adjusted profit from operations £52 million (2006: £4 million).

Cigarette volumes were 7.1 billion, with our cigarette market share at 3.7 per cent of the total cigarette market and at 13.4 per cent in the discount sector. The Commonwealth brand portfolio is focused on the discount sector with USA Gold and Sonoma holding 8.2 per cent and 4.8 per cent of the discount cigarette sector respectively.

We have an existing strong presence in rolling papers and tubes, which grew volumes by 13 per cent and 8 per cent respectively in the year. In July 2007, we completed the purchase of the Bali Shag and McClintock fine cut tobacco brands from Peter Stokkebye. Prior to this, Commonwealth Brands was the exclusive distributor of these two brands, which have a combined market share of around 1 per cent of the fine cut tobacco market.

We continue to progress our own Master Settlement Agreement application and have had very constructive dialogue with the National Association of Attorneys General and representatives from several settling states. We expect to complete our application in a few weeks.

The integration of our existing rolling papers and tubes business with Commonwealth Brands has progressed well, with our New Jersey sales and marketing operations transferring to the Commonwealth Brands office in Bowling Green, Kentucky.

OUTLOOK

We have finalised plans for the launch of our brands and are in a position to begin their roll out once we have completed all aspects of becoming a Participating Manufacturer in the Master Settlement Agreement.

We believe we are well positioned to develop our business in the US with our versatile, multi-product portfolio and an enhanced platform from which to launch our brands and products.

REST OF WORLD

The diversity of this region provides opportunities for us to continue to expand our business and grow our brands and profits.

OUR PERFORMANCE

Net revenue was up at £1,128 million, with adjusted profit from operations growing 17 per cent to £295 million despite foreign exchange losses. This profit performance reflects our growing cigarette volumes, further geographic expansion and share gains we have achieved in a number of markets in the region.

ASIA

In Asia, we have a strong presence in Taiwan complemented by a growing presence in Laos and Vietnam, while in China we continue to develop our collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. In Taiwan, we grew our market share to 11.7 per cent, with a good performance from West adding to our Davidoff market share. We delivered 22 per cent volume growth in Laos and increased our market share in Vietnam to 10.6 per cent. In China, our volumes of West and Davidoff have grown with increased distribution in additional cities.

AUSTRALASIA

In the highly regulated mature markets of Australia and New Zealand, we improved profitability with the benefit of price increases, despite the value segment of the cigarette sector becoming increasingly competitive. Our market shares were down in Australia to 17.5 per cent (2006: 17.8 per cent), and broadly stable in New Zealand at 17.5 per cent.

CENTRAL EUROPE

In Central Europe, important markets in this region include Poland, Hungary, Austria, Slovenia, Slovakia and the Czech Republic supported by our growing Scandinavian operations.

We have improved our regional profitability and increased our cigarette market shares in a number of markets including the Czech Republic and Poland. Brand highlights include Moon in the Czech Republic, Golden Gate in Hungary and Slovakia, JPS in Austria and West in Slovenia and Poland. The EU accession countries in this region have rising taxes as they work towards reaching EU minimum tax levels by the end of their derogation periods. In this environment, fine cut tobacco has grown, with our regional volumes doubling during the year.

In Scandinavia, we have made progress in developing our snus position growing our volumes by 46 per cent. Following our acquisition of Tremaco in Estonia in January 2007, we have introduced a number of our own brands, while in Norway we have grown our cigarette market share to 3.5 per cent with growth in Davidoff, Paramount and West.

EASTERN EUROPE

In Eastern Europe, alongside our established positions in Ukraine and Russia we have growing operations in Turkey and the Caucasus. Regional cigarette volumes continued to grow strongly. In Russia while our market share was stable at 5.5 per cent, Davidoff improved its performance. In Ukraine, our volumes increased and our market share continued its upward trend to 20.6 per cent (2006: 19.0 per cent), with volume increases for major brands particularly Classic, West and Davidoff. In Turkey, our market share has grown to 2.5 per cent and our volumes have risen by 85 per cent, with strong growth in West, Klasik and Davidoff. In the Caucasus, we delivered significant volume increases with good performances from West, Davidoff and R1.

AFRICA AND THE MIDDLE EAST

We have an established presence in the sub-Saharan region of Africa and in the Middle East, where Davidoff is our leading brand. Our market shares grew in a number of markets across the region including Senegal with growth in Excellence, Madagascar with Good Look performing well, Burkina Faso with Mustang and the Ivory Coast with Fine.

In the Middle East region, Davidoff has again been driving growth with volumes up by 29 per cent and market share gains across the region including Saudi Arabia, Kuwait and UAE.

AMERICAS AND DUTY FREE

We are focused on building our presence into other markets in the Americas region. We launched Davidoff into Canada and West and Davidoff into Mexico.

In duty free, our cigarette volumes have remained stable and fine cut tobacco volumes have grown by 27 per cent. In particular, we have increased Davidoff’s presence in duty free following the introduction of new variants.

OUTLOOK

With over 100 countries in our Rest of the World region it is a key area of future investment and potential growth for the Group. In the context of the challenges that the geographic diversity of this region brings, we believe there is considerable scope for continued market and brand development.

MANUFACTURING

We have a consistent approach across our 31 factories, enabling our simplification and standardisation strategy to deliver performance improvements, without compromising on quality.

We seek to deliver further cost savings across our manufacturing footprint, and this year delivered £33 million of savings from a variety of initiatives including ongoing business simplification and continued cost management.

OUR PERFORMANCE

We increased our productivity by 7 per cent, with higher cigarette volumes contributing to our improved performance. We also reduced our unit costs in both cigarette and fine cut tobacco, by 3 and 13 per cent respectively. In addition, we have further simplified our blends and ingredients in the year.

We aim to ensure that our manufacturing footprint is structured effectively, to ensure a fast response to changing market dynamics and consumer requirements. In order to meet growing demand in Eastern Europe, we have increased the capacity at both our Volgograd and Kiev factories with the installation of new and upgraded machinery. We have also added cigarette and other tobacco product machinery in Germany, in support of new product initiatives. The closures of our factories in Liverpool in the UK and Lahr in Germany were completed on schedule by the end of March 2007.

In March 2007, we announced our plans to build a factory in Taiwan at a cost of £45 million which will aid the further development of our presence in Asia. We expect to generate annual cost savings of £20 million from 2010 as a result of a reduction in supply chain costs and other operational efficiencies, with the factory planned to be fully operational by the end of our 2008 financial year.

We gained further ISO14001 accreditation in the year with Madagascar and Burkina Faso bringing the total number of factories certified to 21 or 68 per cent of our manufacturing operations.

We constantly review potential standardisation opportunities and have delivered further operational efficiencies. Our progress has been reflected in the improvements in our manufacturing performance indicators.

OUTLOOK

We are focused on the quality of our products and on the continuing success of our simplification and standardisation strategies, while ensuring we remain responsive and flexible to changes in market and regulatory conditions.

FINANCIAL REPORTING

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as endorsed by the European Union (collectively IFRS) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2006, filed with the United States Securities and Exchange Commission on 2 February 2007.

FINANCIAL STATEMENTS

The figures and financial information for the year ended 30 September 2007 do not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them. The financial statements have been prepared in accordance with our accounting policies published in our financial statements available on our website www.imperial-tobacco.com.

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September 2007

		2007	2006
		£m	£m

	Revenue	12,344	11,676
	Duty and similar items	(9,064)	(8,514)
	Other cost of sales	(990)	(1,013)
	Cost of sales	(10,054)	(9,527)
	Gross profit	2,290	2,149
	Distribution, advertising and selling costs	(659)	(627)
	Administrative expenses	(213)	(211)

	Profit from operations	1,418	1,311
	Adjusted profit from operations	1,475	1,356
	Amortisation of acquired trademarks	(23)	—
	Restructuring costs	—	(45)
	Fair value gains and losses on derivative financial instruments	(34)	—
	Investment income	318	283
	Finance costs	(499)	(426)
	Net finance costs	(181)	(143)
	Adjusted net finance costs	(237)	(188)
	Retirement benefits net financing income	54	46
	Fair value gains and losses on derivative financial instruments	2	(1)
	Profit before taxation	1,237	1,168
	Taxation	(325)	(310)
	Profit for the year	912	858
	Attributable to:
	Equity holders of the Company	905	851
	Minority interests	7	7
Earnings per ordinary share	- Basic	134.3p	122.2p
	- Diluted	133.7p	121.6p

All activities derive from continuing operations.

CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2007

	2007	2006
	£m	£m

Non-current assets
Intangible assets	4,950	3,910
Property, plant and equipment	640	580
Investments in associates	4	5
Retirement benefit assets	602	397
Trade and other receivables	7	19
Deferred tax assets	52	71
	6,255	4,982
Current assets
Inventories	998	789
Trade and other receivables	1,254	1,067
Current tax assets	50	13
Cash and cash equivalents	380	263
Derivative financial instruments	71	29
	2,753	2,161
Total assets	9,008	7,143
Current liabilities
Borrowings	(1,067)	(1,122)
Derivative financial instruments	(219)	(119)
Trade and other payables	(1,593)	(1,433)
Current tax liabilities	(267)	(272)
Provisions	(26)	(56)
	(3,172)	(3,002)
Non-current liabilities
Borrowings	(4,053)	(2,930)
Trade and other payables	(5)	(5)
Deferred tax liabilities	(208)	(135)
Retirement benefit liabilities	(397)	(434)
Provisions	(32)	(39)
	(4,695)	(3,543)
Total liabilities	(7,867)	(6,545)
Net assets	1,141	598

Equity
Share capital	73	73
Share premium account	964	964
Retained earnings	58	(423)
Exchange translation reserve	23	(35)
Equity attributable to equity holders of the Company	1,118	579
Minority interests	23	19
Total equity	1,141	598

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30 September 2007

	2007	2006
	£m	£m

Exchange movements	58	(54)
Net actuarial gains on retirement benefits	202	100
Deferred tax relating to net actuarial gains on retirement benefits	(59)	(24)
Deferred tax on other items taken directly to or transferred from equity	—	7
Current tax on other items taken directly to or transferred from equity	5	—
Net income recognised directly in equity	206	29
Profit for the year	912	858
Total recognised income and expense for the year	1,118	887
Attributable to:
Equity holders of the Company	1,111	880
Minority interests	7	7
Total recognised income and expense for the year	1,118	887

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2007

	2007	2006
	£m	£m

Cash flows from operating activities	999	1,155
Cash flows from investing activities
Interest received	15	13
Purchase of property, plant and equipment	(128)	(75)
Proceeds from sale of property, plant and equipment	5	15
Purchase of intangible assets - software	(5)	(7)
Purchase of intangible assets - trademarks	(5)	(368)
Purchase of businesses – net of cash acquired	(966)	(68)
Net cash used in investing activities	(1,084)	(490)
Cash flows from financing activities
Interest paid	(227)	(199)
Purchase of treasury shares	(105)	(556)
Proceeds from sale of shares held by Employee Share Ownership Trusts	7	7
Purchase of shares held by Employee Share Ownership Trusts	(55)	(55)
Increase in borrowings	2,324	1,356
Repayment of borrowings	(1,317)	(795)
Dividends paid to minority interests	(4)	(7)
Dividends paid to shareholders	(434)	(406)
Net cash generated by/(used in) financing activities	189	(655)
Net increase in cash and cash equivalents	104	10

Cash and cash equivalents at start of year	263	257
Effect of foreign exchange rates	13	(4)
Cash and cash equivalents at end of year	380	263

1. Segmental information

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products. The management structure is based on geographical regions. These geographical regions of UK, Germany, Rest of Western Europe, US and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. Central costs are allocated to segments on the basis of net revenue.

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006 have been restated accordingly. Similarly the 2006 results of our US business have been reclassified from ‘Rest of the World’ to ‘US’ as the US segment has been introduced following the acquisition of Commonwealth Brands.

Geographical consolidated income statement by destination of sales

	2007 Revenue	2007 Duty and similar items	2007 Net revenue	2007 Profit from operations
	£m	£m	£m	£m

UK	4,842	3,966	876	555
Germany	2,645	2,121	524	232
Rest of Western Europe	1,746	1,111	635	319
US	266	149	117	35
Rest of the World	2,845	1,717	1,128	277
	12,344	9,064	3,280	1,418

	2006 Revenue	2006 Duty and similar items	2006 Net revenue	2006 Profit from operations
	£m	£m	£m	£m

UK	4,762	3,927	835	496
Germany	2,698	2,123	575	239
Rest of Western Europe	1,647	1,010	637	321
US	14	—	14	4
Rest of the World	2,555	1,454	1,101	251
	11,676	8,514	3,162	1,311

Geographical reconciliation from profit from operations to adjusted profit from operations by destination of sales

	2007 Profit from operations	2007 Amortisation of trademarks*	2007 Restructuring costs	2007 Fair value changes on derivative financial instruments	2007 Adjusted profit from operations*
	£m	£m	£m	£m	£m

UK	555	—	—	9	564
Germany	232	—	—	6	238
Rest of Western Europe	319	—	—	7	326
US	35	17	—	—	52
Rest of the World	277	6	—	12	295
	1,418	23	—	34	1,475

	2006 Profit from operations	2006 Amortisation of trademarks*	2006 Restructuring costs	2006 Fair value changes on derivative financial instruments	2006 Adjusted profit from operations*
	£m	£m	£m	£m	£m
UK	496	n/a	10	—	506
Germany	239	n/a	31	—	270
Rest of Western Europe	321	n/a	3	—	324
US	4	n/a	—	—	4
Rest of the World	251	n/a	1	—	252
	1,311	n/a	45	—	1,356

* Amortisation of trademarks relates principally to Commonwealth Brands’ trademarks acquired in 2007 and trademarks acquired in Australia and New Zealand in 1999. Adjusted profit from operations has not been restated for 2006 as the trademark amortisation effect was not significant in that year.

2. Restructuring Costs

	2007	2006
	£m	£m

Employment related (mainly termination)	—	23
Fixed asset write offs and impairment	—	17
Other operating charges	—	5
	—	45

There were no restructuring costs in the year ended 30 September 2007.

In 2006 restructuring costs were primarily in respect of the closure of our Liverpool and Lahr factories.

3. Net finance costs

	2007	2006
	£m	£m

Interest on bank deposits	(14)	(13)
Expected return on retirement benefit assets	(203)	(188)
Fair value gains on derivative financial instruments	(101)	(82)
Investment income	(318)	(283)
Interest on bank and other loans	251	201
Interest on retirement benefit liabilities	149	142
Fair value losses on derivative financial instruments	99	83
Finance costs	499	426
Net finance costs	181	143

Reconciliation from net finance costs to adjusted net finance costs

	2007	2006
	£m	£m

Reported net finance costs	181	143
Expected return on retirement benefit assets	203	188
Interest on retirement benefit liabilities	(149)	(142)
Fair value gains on derivative financial instruments	101	82
Fair value losses on derivative financial instruments	(99)	(83)
Adjusted net finance costs	237	188

4. Taxation

Analysis of charge in the year

	2007	2006
	£m	£m

Current tax
UK corporation tax at 30% (2006: 30%)	120	148
Overseas taxation	172	164
Total current taxation	292	312

Deferred tax
Origination and reversal of temporary differences	33	(2)
Total tax charge	325	310

Reconciliation from reported taxation to adjusted taxation

The table below shows the tax impact of the adjustments made to reported profit before tax in order to arrive at the adjusted measure of earnings.

	2007	2006
	£m	£m

Reported taxation	325	310
Deferred tax on amortisation of acquired trademarks	(10)	—
Tax on restructuring costs	—	16
Tax on retirement benefits net financing income	(15)	(16)
Tax on fair value gains and losses on derivative financial instruments	10	—
Adjusted tax charge	310	310

5. Dividends

Amounts recognised as distributions to ordinary shareholders in the year:

	2007	2006
	£m	£m
Final dividend for the year ended 30 Sept 2006 of 43.5p per share (2005: 39.5p)	293	279
Interim dividend for the year ended 30 Sept 2007 of 21.0p per share (2006: 18.5p)	141	127
	434	406

A final dividend for the year ended 30 September 2007 of 48.5 pence per share has been proposed. This amounts to £326 million based on the number of shares ranking for dividend at 30 September 2007. At the year end, the shareholders had not yet approved the final dividend and therefore it is not included in the balance sheet as a liability.

6. Earnings per share

Basic earnings per share is based on the profit for the year attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the year excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued if rights held under the employee share schemes were exercised. No instruments have been excluded from the calculation on the grounds they are anti-dilutive.

	2007	2006
	£m	£m

Earnings: basic and diluted	905	851

	Millions of shares	Millions of shares
Weighted average number of shares:
Shares for basic earnings per share	673.8	696.3
Potentially dilutive share options	2.9	3.3
Shares for diluted earnings per share	676.7	699.6

Basic earnings per share	134.3p	122.2p
Diluted earnings per share	133.7p	121.6p

Reconciliation from reported to adjusted earnings and earnings per share

	2007 EPS		2007 Earnings	2006 EPS		2006 Earnings
			£m			£m

Reported basic	134.3p		905	122.2p		851
Amortisation of acquired trademarks	4.9p		33	n/a		n/a
Restructuring costs	—		—	4.2p		29
Retirement benefits net financing income	(5.8p	)	(39)	(4.3p	)	(30)
Fair value gains and losses on derivative financial instruments	3.3p		22	0.1p		1
Adjusted	136.7p		921	122.2p		851

7. Acquisitions

On 2 April 2007, the Group acquired from Houchens Industries Inc 100% of the share capital of CBHC Inc, which trades as Commonwealth Brands and manufactures and sells quality discount cigarettes across the United States. The acquired business contributed revenue of £252 million and profit from operations of £35 million after charging trademark amortisation of £17 million in the period from 2 April 2007 to 30 September 2007. If the acquisition had occurred on 1 October 2006, Group revenue would have been £12,561 million and Group profit from operations for the year would have amounted to £1,446 million, these amounts having been estimated by including Commonwealth Brands’ results for the six months prior to acquisition adjusted to reflect the Group’s accounting policies and changes in depreciation and amortisation due to fair value adjustments.

During the year the Group also acquired interests in a number of small businesses including in January 2007 a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia. The aggregate consideration for these acquisitions amounted to £1 million. Full IFRS disclosures have not been provided for these small acquisitions as they are not considered to be significant to the Group as a whole.

Details of Commonwealth Brands’ net assets acquired are as follows:

	Book value	Fair value adjustments	Fair value under IFRS
	£m	£m	£m

Trademarks	163	507	670
Property, plant and equipment	14	(4)	10
Inventories	37	—	37
Trade and other receivables	6	—	6
Unrestricted cash	29	—	29
Restricted cash	123	—	123
Trade and other payables	(177)	(4)	(181)
Dividend payable to Houchens by Commonwealth Brands	(194)	—	(194)
Borrowings	(279)	—	(279)
Net assets acquired	(278)	499	221
Goodwill			305
Total consideration			526

The fair value adjustment in respect of trademarks relates to Commonwealth Brands’ cigarette brands, principally USA Gold and Sonoma, which have been independently valued using the income method. The trademarks are being amortised over their estimated useful lives of 20 years. Goodwill represents a strategic premium to immediately establish critical mass in the US market and acquire assembled sales, manufacturing and distribution workforces.

Consideration for Commonwealth Brands satisfied by:

£m

Cash	516
Direct costs related to the acquisition	10
Total consideration	526

The purchase price for Commonwealth Brands on a debt free basis is as follows:

£m

Total consideration	526
Dividend payable to Houchens by Commonwealth Brands	194
Borrowings at acquisition	279
Unrestricted cash	(29)
Total purchase price	970

Cash flows relating to acquisitions were as follows:

£m

Commonwealth Brands
Total consideration	526
Dividend paid to Houchens at acquisition	194
Borrowings repaid at acquisition	279
Unrestricted cash acquired	(29)
970
Other businesses acquired	1
Total cash flows arising due to acquisitions	971
Direct costs related to Commonwealth Brands acquisition not paid at the balance sheet date	(5)
Acquisition cash flows reflected in investing activities in consolidated cash flow statement	966

2006

During 2006 the Group acquired interests in a number of small businesses, including in February 2006 a 100% interest in Gunnar Stenberg AS, a tobacco and tobacco-related products sales and distribution company based in Norway.

The fair and book value of the net assets acquired were £2 million, giving rise to goodwill of £11 million.

The acquisition of the worldwide Davidoff cigarette trademark announced in August 2006 has, in accordance with IFRS 3, not been treated as a business combination as the substance of the transaction is the purchase of an intangible asset. In December 2005 the Group made the final payment of deferred consideration in respect of the acquisition of Tobaccor SA.

8. Cash flows from operating activities

	2007	2006
	£m	£m

Profit for the year	912	858
Adjustments for:
Taxation	325	310
Finance costs	499	426
Investment income	(318)	(283)
Depreciation, amortisation and impairment	115	120
Profit on disposal of property, plant and equipment	(2)	—
Net retirement benefits	4	5
Share based payments	15	16
Movement in provisions	(37)	(11)
Operating cash flows before movements in working capital	1,513	1,441
(Increase)/decrease in inventories	(141)	59
Increase in trade and other receivables	(149)	(99)
Increase/(decrease) in trade and other payables	96	(10)
Movement in working capital	(194)	(50)
Taxation paid	(320)	(236)
Net cash flows from operating activities	999	1,155

9. Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the year were as follows:

	Cash and cash equivalents	Current borrowings	Non-current borrowings	Derivative financial instruments	Total
	£m	£m	£m	£m	£m

As at 1 Oct 2006	263	(1,122)	(2,930)	(90)	(3,879)
Exchange movements	13	17	(31)	—	(1)
Cash flow	104	23	(1,030)	—	(903)
Accretion of interest	—	15	(62)	—	(47)
Change in fair values	—	—	—	(58)	(58)
As at 30 Sept 2007	380	(1,067)	(4,053)	(148)	(4,888)

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

	2007	2006
	£m	£m

Reported net debt	(4,888)	(3,879)
Accrued interest	88	41
Fair value of interest rate derivatives	15	16
Adjusted net debt	(4,785)	(3,822)

10. Purchase of treasury shares

During the year the Company continued its share buyback programme purchasing 5,713,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £105 million including expenses. The total number of shares held in treasury is 51,717,000 representing 7.1% of the issued share capital. The total cost, including expenses, of shares held in treasury is £862 million. The shares purchased to date have not been cancelled but are held in a treasury shares reserve and represent a deduction from equity shareholders’ funds. The share buyback programme was suspended on 8 February 2007 following the announcement of the agreement to acquire Commonwealth Brands.

FINANCIAL CALENDAR

Ex-dividend date for final dividend	16 January 2008
Final dividend record date	18 January 2008
Final dividend payable	15 February 2008